

December 17, 2020

Michael Kliger
Chief Executive Officer
MYT Netherlands Parent B.V.
Einsteinring 9
85609 Aschheim/Munich
Germany

   Re: MYT Netherlands Parent B.V.
    Draft Registration Statement on Form F-1
    Submitted November 23, 2020
    CIK No. 001831907

Dear Mr. Kliger:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted November 23, 2020

Our Competitive Strengths
Combination of Growth and Profitability, page 7

1. Please balance your discussion of Adjusted EBITDA margin with a margin calculated in accordance with IFRS.

Summary Consolidated Financial and Operating Data
Other Financial and Operating Data, page 19

2.   Please tell us how upgrades to your IT configuration resulted in the elimination of U.S.
        sales tax expense for the three months ended September 30, 2020.

Use of Proceeds, page 64

3.   In this section and any other appropriate places, please disclose the purpose of issuing
        the 7.50% Senior Secured PIK Notes Due 2025 and of entering into the Shareholder
        Loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Reporting
Results of Operations, page 80

4.   We note that net sales increased during the periods discussed as a result of increases in
        orders shipped. Please expand your discussion to identify and quantify the underlying
        factors contributing to increases in orders between periods pursuant to Item 5 of Form
        20-F.

Segment Reporting, page 87

5.   Your presentation of consolidated EBITDA in any context other than the IFRS 8 required
        reconciliation in Note 7 on page F-21 and Note 6 on page F-50 to the annual and interim
        financial statements is considered the presentation of a non-IFRS financial measure.
        Please revise to remove the measure or identify the measure as a non-IFRS financial
        measure and include the disclosures required by Item 10(e) of Regulation S-K. Refer to
        Question 104.04 of the Compliance and Disclosure Interpretations related to Non-
        GAAP measures.

6.   Please revise to also incorporate a discussion of your segment results. Refer to Item 5 of
        Form 20-F and Section III.B.2 of SEC Release 33-8350.

Critical Accounting Policies and Estimates, page 91

7.   We note your disclosure that you did not reverse any write-downs in the fiscal years
        presented; however, we also note your disclosure in note 7 on page F-51, that you
        reversed 286 thousand euros related to inventory write-downs for the three months ended
        September 30, 2019. Please advise or revise.

Management, page 110

8.   We note your disclosure in this section, including the discussion of compensation
        arrangements, but it does not appear that you provided the information required by Item
        6.B of Form 20-F for the last full financial year. Please revise to include such disclosure.

In addition, please tell us what consideration you have given to filing as exhibits employment agreements, compensation agreements, and copensation plans.

Consolidated Statement of Profit and Comprehensive Income, page F-3

9. Please revise your description of the costs of sales line item to disclose it is exclusive of depreciation shown separately below. Refer to SAB Topic 11:B.

Note 3. Basis of presentation
IFRS 1, page F-9

10. Please tell us your consideration of disclosing the amount of the adjustment to equity as of July 1, 2017 to revalue your loans at fair values under IFRS.   Refer to paragraphs 24 of IFRS 1.

General

11. In appropriate places, please provide the disclosure required by Item 101(c)(2)(ii) of Regulation S-K.

 You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Roger Bivans